April 24, 2013

Via EDGAR

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant Division of Corporation Finance
United States Securities and Exchange Commission 100 F Street, N.E.
Washington, D.C. 20549

Re: American Financial Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 28, 2013
File No. 001-13653

Dear Mr. Rosenberg:

American Financial Group, Inc. (“AFG” or the “Company”) is responding to the Staff's comments in your letter dated April 10, 2013, regarding the above-referenced filing.  For your convenience, the Staff’s comments are reproduced below in bold, italicized text and are followed by AFG's responses.

General

1.
Please note that we are in the process of reviewing Part III information that you incorporated by reference into your Form 10-K.  We may have further comments after reviewing the information, and we will not be able to clear our review of your filing until we have the opportunity to resolve any potential comments.

Company Response:
We acknowledge the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 26

2.
Please provide us proposed disclosure to be included in future periodic reports to include an explanation for the changes in cash provided by/used in operating activities, investing activities and financing activities for each period presented.  In your proposed disclosure, address material changes in the underlying drivers including the specific inflows and outflows generated, rather than merely describing items identified on the face of the statement of cash flows.  Your discussion should focus on the primary drivers of and other material factors necessary to an understanding of the company’s historical and expected cash flows.

Mr. Jim B. Rosenberg
United States Securities and Exchange Commission
April 24, 2013
Page 2

Company Response:
We intend to add disclosure similar to what is provided in Exhibit A under “Liquidity and Capital Resources” in AFG’s MD&A beginning with its March 31, 2013 Form 10-Q.  Exhibit A includes a discussion of AFG’s consolidated cash flows for the year ended December 31, 2012 as compared to 2011.  Future periodic filings will include this disclosure for each period presented.

We also intend to add disclosure related to parent holding company cash flows, similar to what is provided in Exhibit A, at the end of the “Parent Holding Company Liquidity” section of “Liquidity and Capital Resources” in future 10-K filings (where “parent only” Statements of Cash Flows are provided).  Future 10-K filings will include this discussion for each period presented.

Notes to Consolidated Financial Statements
O. Insurance
Statutory Information, Page F-37

3.	Please provide us proposed disclosure to be included in future periodic reports to address the following:

•	Clarify whether there is a difference between policyholders’ surplus disclosed in the table and statutory capital and surplus as required by ASC 944-505-50-1a.

Company Response:
Policyholders’ surplus as disclosed in the table in Note O is synonymous with statutory capital and surplus.  To avoid any ambiguity, we will re-label this item as “Statutory Capital and Surplus” in future 10-K filings.

Exhibit B is a copy of the “Statutory Information” section from Note O to AFG’s 2012 Form 10-K marked to show the revisions contemplated in our responses to Staff comment number 3.

•
Disclose the amount of statutory capital and surplus necessary to satisfy regulatory requirements if significant in relation to actual statutory capital and surplus, as required under ASC 944-505-50-1b.  If not significant, please clarify in the disclosure.

Company Response:
We intend to add the following disclosure to Note O in future 10-K filings:

The National Association of Insurance Commissioners’ (“NAIC”) model law for risk based capital (“RBC”) applies to both life and property and casualty insurance companies. RBC formulas determine the amount of capital that an insurance company needs so that it has an acceptable expectation of not becoming financially impaired. Companies below specific trigger points or ratios are subject to regulatory action.  At December 31, 2012 and 2011, the capital ratios of all AFG insurance companies substantially exceeded the RBC requirements.

Mr. Jim B. Rosenberg
United States Securities and Exchange Commission
April 24, 2013
Page 3

Exhibit B is a copy of the “Statutory Information” section from Note O to AFG’s 2012 Form 10-K marked to show the revisions contemplated in our responses to Staff comment number 3.

•
Disclose the amount of retained earnings or net income that is restricted or free of restrictions for payment of dividends by American Financial Group to its stockholders as required by Rule 4-08(e)(1) of Regulation S-X.

Company Response:
AFG paid common stock dividends to shareholders totaling $91 million, $69 million and $63 million in 2012, 2011 and 2010, respectively. Currently, there are no regulatory restrictions that materially limit the AFG’s ability to pay dividends.  Based on shareholders’ equity at December 31, 2012, AFG could pay dividends in excess of $1 billion without violating the net worth covenant in its bank credit facility, which is our most restrictive debt covenant.  Anticipated growth in shareholders’ equity from net earnings will serve to increase this amount.  Based on historical and anticipated dividend payments, the net worth covenant in our bank credit facility does not materially restrict the payment of dividends.  The ability of AFG’s insurance companies to pay dividends to the parent is disclosed in Note P, “Additional Information” to AFG’s 2012 Form 10-K under the caption “Restrictions on Transfers of Funds and Assets of Subsidiaries”.  We intend to move the disclosure regarding AFG’s insurance companies’ dividend paying capability to Note O in Future 10-K filings and to add disclosure regarding the ability of AFG to pay dividends to its shareholders.

Exhibit B is a copy of the “Statutory Information” section from Note O to AFG’s 2012 Form 10-K marked to show the revisions contemplated in our responses to Staff comment number 3.

•	Provide the disclosures required under ASC 944-505-50-2 through 50-6, as applicable.

Company Response:
AFG’s insurance companies did not use any prescribed or permitted statutory accounting practices that differed from the National Association of Insurance Commissioners’ statutory accounting practices at December 31, 2012 or 2011.  We intend to add language stating this fact to Note O in future 10-K filings.

Exhibit B is a copy of the “Statutory Information” section from Note O to AFG’s 2012 Form 10-K marked to show the revisions contemplated in our responses to Staff comment number 3.

Mr. Jim B. Rosenberg
United States Securities and Exchange Commission
April 24, 2013
Page 4

* * * * * * * *

We acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the information set forth above, please feel free to contact me at (513) 369-3696.

American Financial Group, Inc.

By:	/s/ Joseph E. (Jeff) Consolino
Joseph E. (Jeff) Consolino
Executive Vice President and Chief Financial Officer

cc:  Ms. Vanessa Robertson
       Ms. Mary Mast

Exhibit A

Condensed Consolidated Cash Flows
AFG’s cash flows from operating, investing and financing activities as detailed in its Consolidated Statement of Cash Flows are shown below (in millions):

	Year ended December 31,
	2012	2011	2010
Net cash provided by operating activities	$817	$667		$864
Net cash used in investing activities	(1,425)	(2,439)		(1,705)
Net cash provided by financing activities	989	1,997		820
Net change in cash and cash equivalents	$381	$225	$	(21)

AFG’s principal sources of cash include insurance premiums, income from its investment portfolio and proceeds from the maturities, redemptions and sales of investments.  Insurance premiums in excess of acquisition expenses and operating costs are invested until they are needed to meet policyholder obligations or made available to the parent company through dividends to cover debt obligations, corporate expenses, and to provide returns to shareholders through share repurchases and dividends.

Net cash provided by operating activities was $817 million in 2012 compared to $667 million in 2011, an increase of $150 million (22%).  AFG’s property and casualty insurance operations typically produce positive net operating cash flows as premiums collected and investment income exceed policy acquisition costs, claims payments and operating expenses. AFG’s net cash provided by operating activities is impacted by the level and timing of property and casualty premiums, claim and expense payments and recoveries from reinsurers.  AFG’s annuity operations typically produce positive net operating cash flows as investment income exceeds acquisition costs and operating expenses.  Interest credited on annuity policyholder funds is a non-cash increase in AFG’s annuity benefits accumulated liability and annuity premiums, benefits and withdrawals are considered financing activities due to the deposit-type nature of annuities.  The $150 million increase in net cash provided by operating activities is due primarily to the timing of claims payments and reinsurance recoveries in the property and casualty operations.

Net cash used in investing activities was $1.43 billion in 2012 compared to $2.44 billion in 2011, a decrease of $1.01 billion (42%).  AFG’s investing activities consist primarily of the investment of funds provided by its property and casualty and annuity products. The $519 million decline in net cash flows from annuity policyholders in 2012 as compared to 2011 (discussed below under net cash provided by financing activities) reduced the amount of cash available for investment in 2012 compared to 2011. Investing activities also include the purchase and disposal of managed investment entity investments (collateralized loan obligations), which are presented separately in AFG’s Balance Sheet.  Net investment activity in the managed investment entities was an $8 million source of cash in 2012 compared to a $172 million use of cash in 2011.  See Managed Investment Entities in Note A – “Accounting Policies” and Note H – “Managed Investment Entities”.

Net cash provided by financing activities was $989 million in 2012 compared to $2.00 billion in 2011, a decrease of $1.01 billion (50%).  AFG’s financing activities consist primarily of transactions with annuity policyholders, issuances and retirements of long-term debt, repurchases of common stock and dividend payments. Annuity receipts exceeded annuity surrenders, benefits, withdrawals and transfers by $1.53 billion in 2012 compared to $2.04 billion in 2011, resulting in a $519 million decrease in net cash provided by financing activities in 2012 compared to 2011. Financing activities also include the issuance and retirement of managed investment entity liabilities (collateralized loan obligations), which are nonrecourse to AFG and presented separately in AFG’s Balance Sheet. The retirement of managed investment entity liabilities exceed issuances by $49 million in 2012 while issuances of managed investment entity liabilities exceed retirements by $328 million in 2011, accounting for $377 million of the decline in net cash provided by financing activities in 2012 compared to 2011.  See Managed Investment Entities in Note A – “Accounting Policies” and Note H – “Managed Investment Entities”.  During 2012, AFG repurchased 10.9 million shares of its Common Stock for $415 million compared to 9.3 million shares repurchased in 2011 for $315 million, which accounted for $100 million of the decline in net cash provided by financial activities in 2012 compared to 2011.

In future filings, this analysis will be provided for all periods presented.

Parent Holding Company Liquidity {New disclosure added to the end of the “Parent Holding Company Liquidity” section of MD&A – “Liquidity and Capital Resources”}

AFG’s parent holding company only condensed cash flows from operating, investing and financing activities are shown below (in millions):

	Year ended December 31,
	2012	2011	2010
Net cash provided by operating activities	$380	$462	$481
Net cash used in investing activities	(284)	(72)	(110)
Net cash used in financing activities	(232)	(345)	(198)
Net change in cash and cash equivalents	$(136)	$45	$173

Parent holding company net cash provided by operating activities was $380 million in 2012 compared to $462 million in 2011, a decrease of $82 million (18%).  Parent holding company cash flows from operating activities consist primarily of dividends and tax payments received from AFG’s insurance subsidiaries, offset by tax payments to the IRS and holding company interest and other expenses.  The $82 million decrease in net cash provided by operating activities was due primarily to lower dividends received from subsidiaries in 2012 compared to 2011.

Parent holding company net cash used in investing activities was $284 million in 2012 compared to $72 million in 2011, an increase of $212 million (294%).  Parent holding company investing activities consist of capital contributions to subsidiaries and, to a much lesser extent, parent company investment activity.  The $212 million increase in net cash used in investing activities in 2012 as compared to 2011 was due primarily to capital contributions made to AAG Holding Company, Inc. to fund the July 2012 redemption of $199 million in AAG Holding senior debentures (discussed above).

Parent holding company net cash used in financing activities was $232 million in 2012 compared to $345 million in 2011, a decrease of $113 million (33%).  Parent company financing activities consist primarily of repurchases of AFG Common Stock, dividends to shareholders, the issuance and retirement of long-term debt and, to a lesser extent, proceeds from employee stock option exercises.  Significant long-term debt and common stock transactions are discussed above.  The $113 million decrease in net cash used in financing activities in 2012 as compared to 2011 reflects the impact of debt issuances, partially offset by a $100 million increase in common stock repurchases.

In future filings, this analysis will be provided for all periods presented.

Exhibit B

O.           Insurance

Statutory Information   AFG’s U.S.-based insurance subsidiaries are required to file financial statements with state insurance regulatory authorities prepared on an accounting basis prescribed or permitted by such authorities (statutory basis). Net earnings (loss) and ~~policyholders’ surplus~~ capital and surplus on a statutory basis for the insurance subsidiaries were as follows (in millions):

				Capital and Surplus
	Net Earnings (Loss)			~~Policyholders’ Surplus~~
	2012	2011	2010	2012	2011
Property and casualty companies	$221	$375	$624	$2,015	$1,976
Life insurance companies	171	190	213	1,343	1,225

The National Association of Insurance Commissioners’ (“NAIC”) model law for risk based capital (“RBC”) applies to both life and property and casualty insurance companies. RBC formulas determine the amount of capital that an insurance company needs so that it has an acceptable expectation of not becoming financially impaired. Companies below specific trigger points or ratios are subject to regulatory action.  At December 31, 2012 and 2011, the capital ratios of all AFG insurance companies substantially exceeded the RBC requirements.  AFG’s insurance companies did not use any prescribed or permitted statutory accounting practices that differed from the NAIC statutory accounting practices at December 31, 2012 or 2011.

Payments of dividends by AFG’s insurance companies are subject to various state laws that limit the amount of dividends that can be paid. Under applicable restrictions, the maximum amount of dividends available to AFG in 2013 from its insurance subsidiaries without seeking regulatory clearance is $395 million. Additional amounts of dividends require regulatory approval.

AFG paid common stock dividends to shareholders totaling $91 million, $69 million and $63 million in 2012, 2011 and 2010, respectively.  Currently, there are no regulatory restrictions on AFG’s retained earnings or net income that materially impact its ability to pay dividends.  Based on shareholders’ equity at December 31, 2012, AFG could pay dividends in excess of $1 billion without violating its most restrictive debt covenant.  However, the payment of future dividends will be at the discretion of AFG’s Board of Directors and will be dependent on many factors including AFG’s financial condition and results of operations, the capital requirements of its insurance subsidiaries, and rating agency commitments.